

Mail Stop 7010

May 10, 2007

via U.S. mail and facsimile

Charles R. Schwab
Chairman and Chief Executive Officer
The Charles Schwab Corporation
120 Kearny Street
San Francisco, California 94108

> **RE:** **The Charles Schwab Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 26, 2007**
> **File No. 1-9700**

Dear Mr. Schwab:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot at (202) 551-3738, or me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief